SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                            PETRIE STORES CORPORATION
                                (Name of Issuer)

                     COMMON STOCK, par value $1.00 per share
                         (Title of Class and Securities)

                                   716434-10-5
                      (CUSIP Number of Class of Securities)

                                  Errol M. Cook
                               WP Investors, Inc.
                         Warburg, Pincus Investors, L.P.
                              Warburg, Pincus & Co.
                              466 Lexington Avenue
                            New York, New York  10017
                                 (212) 878-0600

                                 With a Copy to:

                              Stephanie J. Seligman
                        c/o Wachtell, Lipton, Rosen & Katz
                               51 West 52nd Street
                            New York, New York  10019
                                 (212) 403-1000

                                 Louis Lipschitz
                                Toys "R" Us, Inc.
                                  461 From Road
                           Paramus, New Jersey  07652
                                 (201) 262-7800

                                 With a Copy to:

                                   Andre Weiss
                              Schulte Roth & Zabel
                                900 Third Avenue
                            New York, New York  10022
                                 (212) 758-0404

         (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 August 23, 1994
                          (Date of Event which Requires
                            Filing of this Statement)

         If the filing person has previously filed a statement on Sched-ule 13G to report the acquisition which is the subject of this
         Schedule 13D and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: | |

         Check the following box if a fee is being paid with this state-ment: |x|

                        Exhibit Index Appears on Page __

                                  SCHEDULE 13D

         CUSIP NO. 716434-10-5
         +---+---------------------------------------------------------+
         | 1 | NAMES OF REPORTING PERSONS                              |
         |   | S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS      |
         |   |                                                         |
         |   |   WP Investors, Inc.                                    |
         +---+---------------------------------------------------------+
         | 2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   +--+ |
         |   |                                                (a) +--+ |
         |   |                                                    +--+ |
         |   |                                                    |x | |
         |   |                                                (b) +--+ |
         +---+---------------------------------------------------------+
         | 3 | SEC USE ONLY                                            |
         |   |                                                         |
         +---+---------------------------------------------------------+
         | 4 | SOURCE OF FUNDS*                                        |
         |   |   OO                                                    |
         +---+---------------------------------------------------------+
         | 5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS    +--+ |
         |   | REQUIRED PURSUANT TO ITEM 2(d) or 2(e)             +--+ |
         +---+---------------------------------------------------------+
         | 6 | CITIZENSHIP OR PLACE OF ORGANIZATION                    |
         |   |   Delaware                                              |
         +---+---------+---+-------------------------------------------+
         |  NUMBER OF  | 7 | SOLE VOTING POWER                         |
         |   SHARES    |   | None                                      |
         |BENEFICIALLY +---+-------------------------------------------+
         |  OWNED BY   | 8 | SHARED VOTING POWER                       |
         |    EACH     |   | 28,111,274  (See Item 4)                  |
         | REPORTING   +---+-------------------------------------------+
         |   PERSON    | 9 | SOLE DISPOSITIVE POWER                    |
         |    WITH     |   | None                                      |
         |             +---+-------------------------------------------+
         |             |10 | SHARED DISPOSITIVE POWER                  |
         |             |   | None                                      |
         +---+---------+---+-------------------------------------------+
         |11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING   |
         |   | PERSON                                                  |
         |   |   28,111,274 (See Item 4)                               |
         +---+---------------------------------------------------------+
         |12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES  |
         |   | CERTAIN SHARES*                                    +--+ |
         |   |                                                    +--+ |
         +---+---------------------------------------------------------+
         |13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)      |
         |   |   APPROXIMATELY 60.1%                                   |
         +---+---------------------------------------------------------+
         |14 | TYPE OF REPORTING PERSON*                               |
         |   |   CO                                                    |
         +---+---------------------------------------------------------+
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

         CUSIP NO. 716434-10-5
         +---+---------------------------------------------------------+
         | 1 | NAMES OF REPORTING PERSONS                              |
         |   | S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS      |
         |   |                                                         |
         |   |   Warburg, Pincus Investors, L.P.                       |
         +---+---------------------------------------------------------+
         | 2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   +--+ |
         |   |                                                (a) +--+ |
         |   |                                                    +--+ |
         |   |                                                    |x | |
         |   |                                                (b) +--+ |
         +---+---------------------------------------------------------+
         | 3 | SEC USE ONLY                                            |
         |   |                                                         |
         +---+---------------------------------------------------------+
         | 4 | SOURCE OF FUNDS*                                        |
         |   |   OO                                                    |
         +---+---------------------------------------------------------+
         | 5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS    +--+ |
         |   | REQUIRED PURSUANT TO ITEM 2(d) or 2(e)             +--+ |
         +---+---------------------------------------------------------+
         | 6 | CITIZENSHIP OR PLACE OF ORGANIZATION                    |
         |   |   Delaware                                              |
         +---+---------+---+-------------------------------------------+
         |  NUMBER OF  | 7 | SOLE VOTING POWER                         |
         |   SHARES    |   | None                                      |
         |BENEFICIALLY +---+-------------------------------------------+
         |  OWNED BY   | 8 | SHARED VOTING POWER                       |
         |    EACH     |   | 28,111,274  (See Item 4)                  |
         | REPORTING   +---+-------------------------------------------+
         |   PERSON    | 9 | SOLE DISPOSITIVE POWER                    |
         |    WITH     |   | None                                      |
         |             +---+-------------------------------------------+
         |             |10 | SHARED DISPOSITIVE POWER                  |
         |             |   | None                                      |
         +---+---------+---+-------------------------------------------+
         |11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING   |
         |   | PERSON                                                  |
         |   |   28,111,274 (See Item 4)                               |
         +---+---------------------------------------------------------+
         |12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES  |
         |   | CERTAIN SHARES*                                    +--+ |
         |   |                                                    +--+ |
         +---+---------------------------------------------------------+
         |13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)      |
         |   |   APPROXIMATELY 60.1%                                   |
         +---+---------------------------------------------------------+
         |14 | TYPE OF REPORTING PERSON*                               |
         |   |   PN                                                    |
         +---+---------------------------------------------------------+
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

         CUSIP NO. 716434-10-5
         +---+---------------------------------------------------------+
         | 1 | NAMES OF REPORTING PERSONS                              |
         |   | S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS      |
         |   |                                                         |
         |   |   Warburg, Pincus & Co.                                 |
         +---+---------------------------------------------------------+
         | 2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   +--+ |
         |   |                                                (a) +--+ |
         |   |                                                    +--+ |
         |   |                                                    |x | |
         |   |                                                (b) +--+ |
         +---+---------------------------------------------------------+
         | 3 | SEC USE ONLY                                            |
         |   |                                                         |
         +---+---------------------------------------------------------+
         | 4 | SOURCE OF FUNDS*                                        |
         |   |   OO                                                    |
         +---+---------------------------------------------------------+
         | 5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS    +--+ |
         |   | REQUIRED PURSUANT TO ITEM 2(d) or 2(e)             +--+ |
         +---+---------------------------------------------------------+
         | 6 | CITIZENSHIP OR PLACE OF ORGANIZATION                    |
         |   |   New York                                              |
         +---+---------+---+-------------------------------------------+
         |  NUMBER OF  | 7 | SOLE VOTING POWER                         |
         |   SHARES    |   | None                                      |
         |BENEFICIALLY +---+-------------------------------------------+
         |  OWNED BY   | 8 | SHARED VOTING POWER                       |
         |    EACH     |   | 28,111,274  (See Item 4)                  |
         | REPORTING   +---+-------------------------------------------+
         |   PERSON    | 9 | SOLE DISPOSITIVE POWER                    |
         |    WITH     |   | None                                      |
         |             +---+-------------------------------------------+
         |             |10 | SHARED DISPOSITIVE POWER                  |
         |             |   | None                                      |
         +---+---------+---+-------------------------------------------+
         |11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING   |
         |   | PERSON                                                  |
         |   |   28,111,274 (See Item 4)                               |
         +---+---------------------------------------------------------+
         |12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES  |
         |   | CERTAIN SHARES*                                    +--+ |
         |   |                                                    +--+ |
         +---+---------------------------------------------------------+
         |13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)      |
         |   |   APPROXIMATELY 60.1%                                   |
         +---+---------------------------------------------------------+
         |14 | TYPE OF REPORTING PERSON*                               |
         |   |   PN                                                    |
         +---+---------------------------------------------------------+
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

         CUSIP NO. 716434-10-5
         +---+---------------------------------------------------------+
         | 1 | NAMES OF REPORTING PERSONS                              |
         |   | S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS      |
         |   |                                                         |
         |   |   Toys "R" Us, Inc.                                     |
         +---+---------------------------------------------------------+
         | 2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   +--+ |
         |   |                                                (a) +--+ |
         |   |                                                    +--+ |
         |   |                                                    |x | |
         |   |                                                (b) +--+ |
         +---+---------------------------------------------------------+
         | 3 | SEC USE ONLY                                            |
         |   |                                                         |
         +---+---------------------------------------------------------+
         | 4 | SOURCE OF FUNDS*                                        |
         |   |   OO                                                    |
         +---+---------------------------------------------------------+
         | 5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS    +--+ |
         |   | REQUIRED PURSUANT TO ITEM 2(d) or 2(e)             +--+ |
         +---+---------------------------------------------------------+
         | 6 | CITIZENSHIP OR PLACE OF ORGANIZATION                    |
         |   |   Delaware                                              |
         +---+---------+---+-------------------------------------------+
         |  NUMBER OF  | 7 | SOLE VOTING POWER                         |
         |   SHARES    |   | None                                      |
         |BENEFICIALLY +---+-------------------------------------------+
         |  OWNED BY   | 8 | SHARED VOTING POWER                       |
         |    EACH     |   | 28,111,274  (See Item 4)                  |
         | REPORTING   +---+-------------------------------------------+
         |   PERSON    | 9 | SOLE DISPOSITIVE POWER                    |
         |    WITH     |   | None                                      |
         |             +---+-------------------------------------------+
         |             |10 | SHARED DISPOSITIVE POWER                  |
         |             |   | None                                      |
         +---+---------+---+-------------------------------------------+
         |11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING   |
         |   | PERSON                                                  |
         |   |   28,111,274 (See Item 4)                               |
         +---+---------------------------------------------------------+
         |12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES  |
         |   | CERTAIN SHARES*                                    +--+ |
         |   |                                                    +--+ |
         +---+---------------------------------------------------------+
         |13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)      |
         |   |   APPROXIMATELY 60.1%                                   |
         +---+---------------------------------------------------------+
         |14 | TYPE OF REPORTING PERSON*                               |
         |   |   CO                                                    |
         +---+---------------------------------------------------------+
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

         Item 1.   Security and Issuer.

                   This statement relates to the Common Stock, par value $1.00 per share (the "Shares"), of Petrie Stores Corporation, a New York corporation (the "Company"). The address of the prin-cipal executive offices of the Company is 70 Enterprise Avenue, Secaucus, New Jersey 07094.

         Item 2.   Identity and Background.

                   This Statement is filed by WP Investors, Inc., a Delaware corporation ("WP Investors"), which is a wholly owned subsidiary of Warburg, Pincus Investors, L.P., a Delaware lim-ited partnership ("WP Investors, L.P."). WP Investors, L.P. is primarily engaged in making venture capital and related invest-ments. Warburg, Pincus & Co. ("WP"), a New York general part-nership, is the general partner of WP Investors, L.P. The principal business of WP is to act as the general partner of WP Investors, L.P. and other entities. Lionel I. Pincus is the managing partner of WP and may be deemed to control it. The business address of each of the foregoing is 466 Lexington Av-enue, New York, New York 10017. WP Investors, WP Investors, L.P, and WP are hereinafter collectively referred to as the "WP Reporting Persons".

                   Schedule I attached hereto sets forth certain addi-tional information with respect to each director and each exec-utive officer of WP Investors and each general partner of WP.

                   None of the WP Reporting Persons nor, to the best of their knowledge, any person listed in Schedule I hereto, has been during the last five years (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemean-ors) or (b) a party to a civil proceeding of a judicial or ad-ministrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

                   This Statement is also filed by Toys "R" Us, Inc., a Delaware corporation ("Toys" or the "Toys Reporting Person" and, collectively with the WP Reporting Persons, the "Reporting Persons"), which is a specialty retailer of toys and childrens' apparel. The business address of Toys is 461 From Road, Paramus, New Jersey 07652.

                   Schedule II attached hereto sets forth certain addi-tional information with respect to each director and each exec-utive officer of Toys.

                   Neither the Toys Reporting Person nor, to the best of its knowledge, any person listed in Schedule II hereto, has been during the last five years (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemean-ors) or (b) a party to a civil proceeding of a judicial or ad-ministrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

         Item 3.   Source and Amount of Funds or Other
                   Consideration.

                   See Item 4. No funds were paid to the Shareholder (as defined below) by the Reporting Persons in connection with the execution and delivery of the Toys Voting Agreement or the WP Voting Agreement (as such terms are defined below).


         Item 4.   Purpose of Transaction.

                   On April 20, 1994, Toys and the Company entered into an Acquisition Agreement, dated as of April 20, 1994, as amended on May 10, 1994 (the "Acquisition Agreement") pursuant to which the Company agreed to transfer all of the common stock, par value $.10 per share (the "Toys Shares"), of Toys held by the Company and its subsidiaries and cash (up to $250 million) to Toys in exchange for a number of shares of Toys common stock equal to (a) the number of shares of Toys common stock held by the Company, less approximately 3.3 million shares of Toys common stock, plus (b) such amount of cash di-vided by the market value of a share of Toys common stock. The closing of the transaction is conditioned upon, among other things, the Company disposing of its retail operations (the "Retail Operations") in a manner to be determined by the Com-pany's Board of Directors and in a manner contemplated by the IRS Ruling (as defined below). Subject to the terms and condi-tions of the Acquisition Agreement, promptly after the closing of the transaction and the disposition of the Retail Opera-tions, the Company will dissolve and distribute to its stock-holders the Toys Shares to be received in the foregoing ex-change, except an amount to be held in a liquidating trust es-tablished to cover the Company's contingent liabilities as of the time of the closing. The closing of the transaction is also conditioned upon the Company receiving a favorable ruling from the Internal Revenue Service (the "IRS Ruling") to the ef-fect that the disposition of Toys Shares and cash to Toys in exchange for newly issued Toys Shares, and the subsequent liq-uidation of the Company and distribution of Toys Shares to the Company's stockholders will be nontaxable transactions. The transaction is also subject, among other things, to the ap-proval of holders of two-thirds of the Company's outstanding common shares and the ability of the Company to reduce its li-abilities remaining at the time of its dissolution.

                   In connection with the execution and delivery of the Acquisition Agreement, Milton Petrie acting through his powers of attorney (the "Shareholder") entered into a Voting Agreement and Proxy (the "Toys Voting Agreement") with Toys pursuant to which the Shareholder agreed to vote the Shares held by him in favor of the transactions contemplated by the Acquisition Agreement. The Shareholder acting through his powers of attorney also granted to Toys an irrevocable proxy in support of such agreement to vote such Shares.

                   On August 23, 1994, WP Investors and the Company en-tered into a Stock Purchase Agreement, dated as of August 23, 1994 (the "Stock Purchase Agreement") pursuant to which, sub-ject to the terms and conditions thereof, WP Investors agreed, among other things, to acquire the Retail Operations of the Company for $190 million. In connection with the execution and delivery of the Stock Purchase Agreement, the Shareholder acting through his powers of attorney, with the consent of Toys, entered into a Voting Agreement and Proxy (the "WP Voting Agreement" and, together with the Toys Voting Agreement, the "Voting Agreements") with WP Investors pursuant to which the Shareholder agreed to vote the Shares held by him in favor of the transactions contemplated by the Stock Purchase Agreement. The Shareholder acting through his powers of attorney also granted to WP an irrevocable proxy in support of such agreement to vote his Shares. Toys consented to the execution and delivery thereof and obtained certain commitments from WP Investors and the Company in connection therewith which are contained in a Letter Agreement (the "Letter Agreement"), dated August 23, 1994, among WP Investors, the Company and Toys.

                   Except as set forth in this Item 4 and the Voting Agreements, none of the Reporting Persons has any plans or pro-posals which relate to or which would result in any of the ac-tions specified in clauses (a) through (j) of Item 4 of Sched-ule 13D.

                   A copy of the Toys Voting Agreement is filed as Ex-hibit A to this Statement and is incorporated herein by refer-ence. A copy of the Acquisition Agreement is filed as Exhibit B to this Statement and is incorporated herein by reference. A copy of the WP Voting Agreement is filed as Exhibit C to this Statement and is incorporated herein by reference. A copy of the Stock Purchase Agreement is filed as Exhibit D to this Statement and is incorporated herein by reference. A copy of the Letter Agreement is filed as Exhibit E to this Statement and is incorporated herein by reference. The foregoing summary is qualified in its entirety by reference to the foregoing Agreements.

         Item 5.   Interest in Securities of the Issuer.

                   (a)-(b) Pursuant to the WP Voting Agreement and the Toys Voting Agreement, under the circumstances set forth therein, the WP Reporting Persons and the Toys Reporting Per-son may be deemed to have shared voting power with the Share-holder. The Shareholder beneficially owns, and (subject to the foregoing) has the sole power to vote and dispose of, 28,111,274 Shares, constituting approximately 60.1% of the 46,768,533 Shares that were issued and outstanding as of Janu-ary 29, 1994. As a result of the limited nature of the Voting Agreements, the Reporting Persons disclaim beneficial ownership of any Shares and disclaim that they are members of a group.

                   (c) None of the Reporting Persons has effected any transaction in the Shares during the past 60 days.

                   (d)-(e)  Inapplicable.

         Item 6. Contracts, Agreements, Underwritings or Relationships with Respect to Securities of the Issuer.

                   None, except as set forth in Item 4.

         Item 7.   Material to be Filed as Exhibits.


         Exhibit A      Voting Agreement, dated as of April 20, 1994,
                        between Milton Petrie and Toys "R" Us, Inc.

         Exhibit B      Acquisition Agreement, dated as of April 20,
                        1994, between Petrie Stores Corporation and Toys
                        "R" Us, Inc. together with the amendment thereto dated May 10, 1994.

         Exhibit C      Voting Agreement, dated as of
                        August 23, 1994, between Milton
                        Petrie and WP Investors, Inc.

         Exhibit D      Stock Purchase Agreement, dated
                        as of August 23, 1994 between Petrie
                        Stores Corporation and WP Investors, Inc.


         Exhibit E      Letter Agreement, dated August 23, 1994, among
                        WP Investors, Inc., Petrie Stores Corporation and Toys "R" Us, Inc.

         Exhibit F      Joint filing agreement

                                    SIGNATURE

                   After reasonable inquiry and to the best of my knowl-edge and belief, I certify that the information set forth in this statement is true, complete and correct.


         Dated:  August 31, 1994


                                       WP INVESTORS, INC.


                                       By: /s/ Reuben S. Leibowitz
                                        Name:  Reuben S. Leibowitz
                                        Title: Vice President



                                       WARBURG, PINCUS INVESTORS, L.P.

                                       By: Warburg, Pincus & Co., its
                                           general partner


                                          By:/s/ Reuben S. Leibowitz
                                             Name: Reuben S. Leibowitz
                                             Title: Partner



                                       WARBURG, PINCUS & CO.


                                       By:/s/ Reuben S. Leibowitz
                                          Name: Reuben S. Leibowitz
                                          Title: Partner

                                       TOYS "R" US, INC.



                                       By:/s/Louis Lipschitz
                                          Name: Louis Lipschitz
                                          Title: Senior Vice President
                                            -- Finance and Chief

                                            Financial Officer

                                                  Schedule I


                               WP INVESTORS, INC.



                                    Directors

                               Reuben S. Leibowitz
                               Lionel I. Pincus
                               John L. Vogelstein


                                    Officers

              Lionel I. Pincus         -      Chairman of the Board
              John L. Vogelstein       -      President
              Reuben Leibowitz         -      Vice President, Assistant
                                              Secretary
              Stephen Distler          -      Vice President, Treasurer
                                              and Secretary
              Christopher W. Brody     -      Vice President
              Errol M. Cook            -      Vice President
              Stewart K. P. Gross      -      Vice President
              Patrick Hackett          -      Vice President
              Jeffrey A. Harris        -      Vice President
              Robert S. Hillas         -      Vice President
              William H. Janeway       -      Vice President
              Charles R. Kaye          -      Vice President
              Henry Kressel            -      Vice President
              Joseph P. Landy          -      Vice President
              Sidney Lapidus           -      Vice President
              Rodman W. Moorhead       -      Vice President
              Howard H. Newman         -      Vice President
              Ernest H. Pomerantz      -      Vice President
              Peter Stalker            -      Vice President
              David A. Tanner          -      Vice President
              James E. Thomas          -      Vice President
              Joanne R. Wenig          -      Vice President

                        PARTNERS OF WARBURG, PINCUS & CO.


                                   Susan Black
                              Christopher W. Brody
                                  Harold Brown
                                  Errol M. Cook
                               Elizabeth B. Dater
                                 Stephen Distler
                                  John L. Furth
                                 Stuart M. Goode
                               Stewart K.P. Gross
                               Patrick T. Hackett
                                Jeffrey A. Harris
                                Robert S. Hillas
                               A. Michael Hoffman
                               William H. Janeway
                                 Douglas M. Karp
                                 Charles R. Kaye
                                  Henry Kressel
                                 Joseph P. Landy
                                 Sidney Lapidus
                              Edwin F. LeGard, Jr.
                               Reuben S. Leibowitz
                                Stephen J. Lurito
                              Spencer S. Marsh III
                              Andrew H. Massie, Jr.
                               Edward J. McKinley
                             Rodman W. Moorhead III
                                Howard H. Newman
                               Anthony G. Orphanos
                                Lionel I. Pincus
                               Ernest H. Pomerantz
                               Arnold M. Reichman
                                 Roger Reinlieb
                                 Sheila N. Scott
                                Peter Stalker III
                                 David A. Tanner
                                 James E. Thomas
                               John L. Vogelstein
                                 Joanne R. Wenig
                                  Pincus & Co.
                                    NL & Co.*
             *(Richard H. King, Dale C. Christensen, Judhvir Parmar,
                             Dominic H. Shorthouse)

                                                           Schedule II

                                TOYS "R" US, INC.


                                    Directors

                               Robert A. Bernhard
                                Michael Goldstein
                                 Milton S. Gould
                               Shirley Strum Kenny
                                 Charles Lazarus
                                   Reuben Mark
                                 Howard W. Moore
                               Robert C. Nakasone
                               Norman M. Schneider
                                  Harold M. Wit


                                    Officers


         Michael Goldstein         -        Vice Chairman of the Board
                                            and Chief Executive Officer

         Robert C. Nakasone        -        President and Chief Operat-
                                            ing Officer

         Roger V. Goddu            -        Executive Vice President -
                                            General Merchandise Manager

         Louis Lipschitz           -        Senior Vice President - Fi-
                                            nance and Chief Financial
                                            Officer; Assistant Secretary

         Larry D. Bouts            -        Vice President - President
                                            of Toys "R" Us International

         Jonathan M. Friedman      -        Vice President - Controller

         Richard Markee            -        Vice President - President
                                            of Kids "R" Us












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                                  EXHIBIT INDEX


         Exhibit                                                  Page

         A              Voting Agreement, dated as of
                        April 20, 1994, between Milton
                        Petrie and Toys "R" Us, Inc.
                        (Incorporated by reference to
                        Exhibit 99.1 to the Current Report
                        on Form 8-K of Petrie Stores
                        Corporation (File No. 1-6166)
                        dated April 22, 1994)

         B              (i) Acquisition Agreement, dated as
                        of April 20, 1994, between
                        Petrie Stores Corporation and
                        Toys "R" Us, Inc.
                        (Incorporated by reference to
                        Exhibit 10.1 to the Current Report
                        on Form 8-K of Petrie Stores
                        Corporation (File No. 1-6166)
                        dated April 22, 1994).

                        (ii) Letter Amendment dated May 10, 1994 to the Acquisition Agreement
                        (filed herewith)

         C              Voting Agreement, dated as of
                        August 23, 1994, between Milton
                        Petrie and WP Investors, Inc.
                        (Incorporated by reference to
                        Exhibit 99.1 to the Current Report
                        on Form 8-K of Petrie Stores
                        Corporation (File No. 1-6166)
                        dated August 26, 1994)

         D              Stock Purchase Agreement, dated
                        as of August 23, 1994 between Petrie
                        Stores Corporation and WP Investors, Inc.
                        (Incorporated by reference to
                        Exhibit 10.1 to the Current Report
                        on Form 8-K of Petrie Stores
                        Corporation (File No. 1-6166)
                        dated August 26, 1994)

         E Letter Agreement, dated August 23, 1994, among WP Investors, Inc., Petrie Stores Corpora-tion and Toys "R" Us, Inc. (filed herewith)

         F              Joint filing agreement (filed herewith)



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